SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2002

HOLLINGER INC.
(Translation of registrant’s name into English)

10 Toronto Street
Toronto, Ontario M5C 2B7
CANADA
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form  20-F          Form  40-F     x

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes           No     x

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2002

HOLLINGER INC

By: /s/ Charles G. Cowan, Q.C.

Name and Title: Charles G. Cowan, Q.C. Vice-President and Secretary

EXHIBIT LIST

		Sequential
Exhibit	Description	Page Number

99.1	Interim Report of Hollinger Inc. for the nine	4
	months ended September 30, 2002